ALADDIN KNOWLEDGE SYSTEMS LTD.
15 Beit Oved Street
Tel Aviv, Israel 61110
PROXY FOR ANNUAL AND ORDINARY MEETING OF SHAREHOLDERS
December 11, 2002
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

             The undersigned hereby appoints Yanki Margalit and Dany Margalit or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual and Ordinary Meeting of Shareholders of Aladdin Knowledge Systems Ltd. (the "Company") to be held on Wednesday, December 11, 2002 at 11a.m. (local time) at our headquarters, 15 Beit Oved Street, Tel Aviv, Israel, and at all adjournments or postponements thereof, all shares of common stock of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

             The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. If not otherwise specified by the shareholder, the shares represented by this proxy will be voted FOR the election of the nominees for Director named on the reverse side and FOR the other matters described on the reverse side.

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

(Continued and to be signed on the reverse side.)

Please date, sign and mail your
Proxy card back as soon as possible!

Annual and Ordinary Meeting of Shareholders
ALADDIN KNOWLEDGE SYSTEMS LTD.

December 11, 2002

A [X]	Please mark your votes as in this example.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD
PROMPTLY USING THE RETURN ENVELOPE.

FOR	AGAINST		PROPOSAL 2. Ratification of the appointment of Kost	FOR	AGAINST	ABSTAIN
PROPOSAL 1. Election of four directors.	[ ]	[ ]	Nominees:	Forer & Gabbay as auditors of the Company for the
fiscal year ending December 31, 2002, and to authorize
the Board of Directors to fix the remuneration of such
auditors in accordance with the volume and nature of
			their services in accordance with Israeli law.	[ ]	[ ]	[ ]
Yanki Margalit Dany Margalit
		David Assia Yigal Bar-Yossef	PROPOSAL 3. Ratification of the terms of compensation of	[ ]	[ ]	[ ]
To vote for all nominees listed (except to
WITHHOLD AUTHORITY marked to the contrary).

(INSTRUCTION: To withhold authority to vote for
any individual nominee, strike through the nominee's
name at right.)			Mr. David Assia, Dr. Gutterman and Dr. Berry, members of the Company's Board of Directors, as described in the proxy statement, dated November 5, 2002, distributed to the shareholders of the Company.
			PROPOSAL 4. Ratification of the amendment of the	[ ]	[ ]	[ ]
terms of compensation of Yanki Margalit, Chairman
of the Board of Directors of the Company as well
as CEO of the Company, as described in the proxy
statement, dated November 5, 2002, distributed to
the shareholders of the Company.
Do you have a Personal Interest (as defined below)
in connection with Proposal No. 4?

				YES [ ]		NO [ ]

If you do not notify us above whether you have a Personal Interest with respect to Proposal
No. 4, your vote will be disqualified with respect to such proposal. For the purposes of this
Proxy Card, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.
5. Transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Name: _______________________ No. of Shares: ________
Signature ________________________ Signature if held jointly _______________________ Dated: ________, 2002

NOTE:	Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full titles as such. If a corporation, please sign full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.